Exhibit 12

Nucor Corporation

2018 Form 10-Q

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,					Three Months Ended	Three Months Ended
						March 31,	April 1,
	2013	2014	2015	2016	2017	2018	2017
	(In thousands, except ratios)
Earnings
Earnings before income taxes and noncontrolling interests	$808,568	$1,147,288	$241,866	$1,298,659	$1,749,957	$515,912	$548,975
Plus: (earnings)/losses from equity investments	(9,297)	(13,505)	(5,329)	(38,757)	(41,661)	(9,580)	(8,756)
Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	164,128	178,240	178,941	186,437	190,889	42,377	46,783
Plus: amortization of capitalized interest	3,064	4,166	4,062	3,715	4,208	1,053	1,048
Plus: distributed income of equity investees	8,708	53,738	15,132	40,602	49,295	25,150	30,249
Less: interest capitalized	(10,913)	(2,946)	(311)	(3,940)	(1,590)	(1,670)	(150)
Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(94,330)	(99,227)	(112,306)	(104,145)	(61,883)	(25,933)	(20,749)

Total earnings before fixed charges	$869,928	$1,267,754	$322,055	$1,382,571	$1,889,215	$547,309	$597,400

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	$162,899	$177,088	$177,855	$185,119	$188,872	$41,848	$46,450
Estimated interest on rent expense	1,229	1,152	1,086	1,318	2,017	529	333

Total fixed charges	$164,128	$178,240	$178,941	$186,437	$190,889	$42,377	$46,783

Ratio of earnings to fixed charges	5.30	7.11	1.80	7.42	9.90	12.92	12.77